Exhibit 99.77
CONSENT OF EXPERT
FILED BY SEDAR
October 13, 2006
Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Dear Sirs/Mesdames:

Re:	Blue Pearl Mining Ltd.
Final Short Form Prospectus dated October 13, 2006 (the “Prospectus”)

Pursuant to Section 4.4 of National Instrument 44-101 Short Form Prospectus Distributions, this letter is being filed as the consent of Stephen McMaster, P. Eng., Engineer with Hatch Ltd. to (a) being named in the Prospectus, and (b) the inclusion of a summary of the technical report entitled “Technical Report on the Thompson Creek Mine, Located in Central Idaho, USA” dated July 31, 2006 (the “Report”) in the Prospectus.
I hereby confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the sections of the Report for which I was responsible or within my knowledge as a result of the services performed by me in connection with the Report.
Sincerely,

Stephen McMaster, P. Eng.
Engineer
Hatch Ltd.